SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. )(1)


                                   CDKNET.COM
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878704105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Alvin Pock, 320 Bay Drive, Massapequa, N.Y. 516-541-3075
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    12/31/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 878704105                    13D                   Page  2 of 4  Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alvin Pock
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     Transfer of assets - debt instruments for stock
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,352,546

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,352,546

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,352,546
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878704105                    13D                   Page  3 of 4  Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock - CDKNET.COM, Inc., 595 Stewart Ave., Garden City, NY 11530 (516) 222-2345
________________________________________________________________________________
Item 2.  Identity and Background.
     (a) Alvin Pock

     (b) 320 Bay Drive - Massapequa, NY  11758

     (c) Real estate management for Alvin Pock & Elinor Pock
         Charitable Remainder Unitrust #1 & #2
         320 Bay Drive - Massapequa, NY  11758

     (d) No

     (e) No

     (f) USA
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Transfer of assets - debt instruments for stock
________________________________________________________________________________
Item 4.  Purpose of Transaction.
     (a) N/A

     (b) N/A

     (c) N/A

     (d) N/A

     (e) N/A

     (f) N/A

     (g) N/A

     (h) N/A

     (i) N/A

     (j) On 12/31/99 KME required cash to pay debt & I purchased 204,249 shares of CDKnet stock from KME
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.
     (a) 1,352,546 shares equal to 6.90915%

     (b) 100%

     (c) On 12/31/99 KME required cash to pay debt & I purchased 204,249 shares of CDKnet stock from KME

     (d) N/A

     (e) N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In an agreement dated 06/23/99 between Kelly Music Entertainment and CDKnet.com, KME and its shareholders for previously assigning its interest in CDK would receive a total of 1,855,302 shares of common stock of CDK Inc. of which over 50% has been issued by the transfer agent to the KME shareholders.

         I am a director of KME.

         In an agreement dated 06/03/98 between Technology Horizons Corp.
         (CDK Net) and Alvin Pock, A. Pock received a total of 936,727 shares of common stock of CDK Net for conversion of debt, etc. All of this information has been disclosed and described in CDKnet.com. filing with the SEC.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      March 6, 2000
                                        ----------------------------------------
                                                         (Date)


                                         /s/ Alvin Pock
                                        ----------------------------------------
                                                       (Signature)


                                         Individual Owner
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).